Exhibit (a)(5)(ix)

EFiled: Oct 09 2014 06:25PM EDT Transaction ID 56173347 Case No. 10218-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

GARY SHAYNE, individually and on	)
behalf of all others similarly situated,	)
)
Plaintiff,	)
)
v.	)	Civil Action No.
)
ATHLON ENERGY, INC., ROBERT	)
C. REEVES, GREGORY A. BEARD,	)
RAKESH WILSON, TED A.	)
GARDNER, WILSON B. HANDLER,	)
MARK A. STEVENS, BART KALSU,	)
ENCANA CORP., and ALENCO	)
ACQUISITION COMPANY INC.,	)
)
Defendants.	)

VERIFIED CLASS ACTION COMPLAINT

FOR BREACH OF FIDUCIARY DUTIES

Plaintiff, by his attorneys, alleges upon information and belief, except for his own acts, which are alleged on knowledge, as follows:

NATURE OF THE ACTION

1. Plaintiff brings this class action on behalf of the public stockholders of Athlon Energy, Inc. (“Athlon” or the “Company”) against Athlon’s Board of Directors (the “Board” or the “Individual Defendants”) for their breaches of fiduciary duties arising out of their attempt to sell the Company to Encana Corp. (“Encana”) by means of an unfair process and for an unfair price.

2. On September 29, 2014, the Company announced that it had entered into a definitive merger agreement (the “Merger Agreement”) with Encana, pursuant to which Encana, through its wholly-owned subsidiary Alenco Acquisition Company Inc. (“Merger Sub”), will commence a cash tender offer (the “Tender Offer”) to acquire all of the outstanding shares of Athlon stock for $58.50 per share, and will assume $1.15 billion of the Company’s senior notes (the “Proposed Transaction”). In its attempt to consummate the Proposed Transaction as quickly as possible, Encana’s tender offer will expire 20 business days after it commences. The Proposed Transaction is conditioned upon a majority of all outstanding Athlon shares having been validly tendered into the Tender Offer prior to its expiration date.

3. Following the consummation of the Proposed Transaction, Merger Sub will be merged with and into the Company and Athlon will become a wholly-owned subsidiary of Encana. The Proposed Transaction is valued at approximately $7.1 billion.

4. The Board has breached their fiduciary duties by agreeing to the Proposed Transaction for inadequate consideration. As described in more detail below, given the valuable synergies inherent in the Proposed Transaction for Encana, as well as Athlon’s strong growth potential, the consideration Athlon’s stockholders will receive is inadequate and undervalues the Company.

5. Defendants have exacerbated their breaches of fiduciary duties by agreeing to lock up the Proposed Transaction with unreasonable deal protection devices that serve to prevent other bidders from making a successful competing offer for the Company. Specifically, pursuant to the Merger Agreement, dated September 27, 2014, defendants agreed to: (i) a strict no-solicitation provision that prohibits the Company from soliciting other potential acquirers or from continuing ongoing discussions with potential acquirers; (ii) a provision that requires the Company to notify Encana within 48 hours of any expressions of interest it receives; (iii) a provision that provides Encana with four business days to match any competing proposal in the unlikely event one is made; and (iv) a provision that requires the Company to pay Encana a termination fee of $207.5 million in order to enter into a transaction with a superior bidder. Further, the Company’s officers, directors, and other affiliated funds, including Apollo Athlon Holdings, LP, have agreed to tender their shares into the Tender Offer, which accounts for approximately 35.8 percent of Athlon’s shares. These provisions unreasonably inhibit the Board’s ability to act with respect to investigating and pursuing superior proposals and alternatives, including a sale of all or part of Athlon.

6. The Individual Defendants have breached their fiduciary duties and Encana and Merger Sub have aided and abetted such breaches by Athlon’s officers and directors. Plaintiff seeks to enjoin the Proposed Transaction unless and/or until defendants cure their breaches of fiduciary duty.

PARTIES

7. Plaintiff, Gary Shayne, is and has been at all relevant times, the owner of shares of capital stock of Athlon.

8. Defendant Athlon is a corporation organized and existing under the laws of the State of Delaware. It maintains its principal executive offices at 420 Throckmorton Street, Suite 1200, Fort Worth, Texas.

9. Defendant Robert C. Reeves (“Reeves”) has been Athlon’s President, Chief Executive Officer (“CEO”), and Chairman of the Board since its formation in August 2010. Reeves serves on the Compensation and the Nominating and Corporate Governance Committees.

10. Defendant Gregory A. Beard (“Beard”) is a director of the Company. Beard serves on the Compensation and the Nominating and Corporate Governance Committees. Beard is also a Senior Partner of Apollo Global Management, LLC (“Apollo”).

11. Defendant Rakesh Wilson (“Wilson”) is a director of the Company. Wilson has also been a Partner of Apollo since 2009. Wilson serves on the Compensation and the Nominating and Corporate Governance Committees.

12. Defendant Ted A. Gardner (“Gardner”) is a director of the Company. Gardner has also been a Managing Partner at Silverhawk Capital Partners since 2005. Gardner serves as Chair of the Audit Committee and a member of the Compensation Committee.

13. Defendant Wilson B. Handler (“Handler”) has been a director of the Company since November 2013. Handler joined Apollo in 2011 as a member of the Natural Resources group.

14. Defendant Mark A. Stevens (“Stevens”) has been a director of the Company since October 2013. Stevens is also a tax consultant for Morning Star Partners. Stevens serves as a member of the Audit Committee.

15. Defendant Bart Kalsu (“Kalsu”) is a director of the Company. Kalsu has also been Executive Vice President of Finance and Chief Accounting Officer at SolarWinds, Inc. since 2013. Kalsu serves as a member on the Audit Committee.

16. Defendants referenced in paragraphs 9 through 15 are collectively referred to as “Individual Defendants” and/or the “Board.”

17. Defendant Encana is a Canadian corporation with its headquarters located at Suite 4400, 500 Centre Street SE, P.O. Box 2850, Calgary, Alberta, Canada T2P 2S5. Encana describes itself as a natural gas company that focuses on developing its portfolio of diverse resource plays producing natural gas, oil and natural gas liquids. Encana is currently Canada’s second largest gas producer.

18. Defendant Merger Sub is a Delaware corporation wholly-owned by Encana.

INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

19. By reason of the Individual Defendants’ positions with the Company as officers and/or directors, they are in a fiduciary relationship with plaintiff and the other public stockholders of Athlon and owe them, as well as the Company, a duty of care, loyalty, good faith, and candor.

20. Under Delaware law, where the directors of a publicly traded corporation undertake a transaction that will result in either a change in corporate control or a breakup of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s stockholders and, if such transaction will result in a change of corporate control, the stockholders are entitled to receive a significant premium. To diligently comply with their fiduciary duties, the Individual Defendants may not take any action that:

(a) adversely affects the value provided to the corporation’s stockholders;

(b) favors themselves or will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

(c) adversely affects their duty to search and secure the best value reasonably available under the circumstances for the corporation’s stockholders; and/or

(d) will provide the Individual Defendants with preferential treatment at the expense of, or separate from, the public stockholders.

21. In accordance with their duties of loyalty and good faith, the Individual Defendants are obligated to refrain from;

(a) participating in any transaction where the Individual Defendants’ loyalties are divided;

(b) participating in any transaction where the Individual Defendants receive, or are entitled to receive, a personal financial benefit not equally shared by the public stockholders of the corporation; and/or

(c) unjustly enriching themselves at the expense or to the detriment of the public stockholders.

22. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, are knowingly or recklessly violating their fiduciary duties owed to plaintiff and other public stockholders of Athlon.

CLASS ACTION ALLEGATIONS

23. Plaintiff brings this action as a class action pursuant to Court of Chancery Rule 23 on behalf of all persons and/or entities that owned Athlon capital stock (the “Class”) as of September 29, 2014, the date on which the Proposed Transaction was announced. Excluded from the Class are defendants and their affiliates, immediate families, legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

24. The Class is so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to plaintiff at this time and can only be ascertained through discovery, plaintiff believes that there are thousands of members in the Class. According to the Merger Agreement, as of the close of business on September 26, 2014, 97,129,446 shares of capital stock, 1,772,619 shares of Company Restricted shares (at maximum performance levels), 560,797 shares of Company RSUs (at maximum performance levels), and 1,855,563 units of Athlon Holdings LP exchangeable for 1,855,563 shares of Athlon, were represented by the Company as outstanding. All members of the Class may be identified from records maintained by Athlon or its transfer agent and may be notified of the pendency of this action by mail, using forms of notice similar to that customarily used in securities class actions.

25. Questions of law and fact are common to the Class, including, inter alia, the following:

(i) Whether the Individual Defendants breached their fiduciary duties of loyalty or due care with respect to plaintiff and the other members of the Class in connection with the Proposed Transaction;

(ii) Whether the Individual Defendants breached their fiduciary duty to maximize stockholder value for the benefit of plaintiff and the other members of the Class in connection with the Proposed Transaction;

(iii) Whether plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated;

(iv) Whether Athlon, Encana, and Merger Sub aided and abetted the Individual Defendants’ breaches of fiduciary duties; and

(v) Whether the Class is entitled to injunctive relief or damages as a result of defendants’ wrongful conduct.

26. Plaintiff’s claims are typical of the claims of the other members of the Class. Plaintiff and the other members of the Class have sustained damages as a result of defendants’ wrongful conduct as alleged herein.

27. Plaintiff will fairly and adequately protect the interests of the Class, and has no interests contrary to or in conflict with those of the Class that plaintiff seeks to represent.

FURTHER SUBSTANTIVE ALLEGATIONS

Company Background and its Future Growth Prospects

The Company’s Background

28. Athlon is an independent exploration and production company that focuses on the acquisition, development, and exploitation of unconventional oil and liquids-rich natural gas reserves in the Permian Basin, as well as other resource plays in North America. Athlon has stated that its purpose is to pursue the acquisition and development of long-lived oil and natural gas properties in the onshore United States.

29. Athlon was formed on April 1, 2013 to explore and produce oil and liquids-rich natural gas in the Permian Basin. On April 26, 2013, Athlon Holdings, LP reorganized and became a majority-owned subsidiary of Athlon. Prior to the reorganization, Athlon Holdings, LP was a party to a partnership formed with affiliates of Apollo in August 2010.

30. Athlon describes itself as a returns-focused organization and has targeted the Wolfberry play in the Midland Basin because of its favorable operating environment, consistent reservoir quality across multiple target horizons, long-lived reserve characteristics, and high drilling success rates.

31. Per Individual Defendant Reeves’s statements in the merger announcement: “the Athlon team has established a track record of acquiring high-quality assets, applying extensive technical expertise as a top-tier operator and creating tremendous value for our shareholders. . . . Through tireless dedication and hard work, our team has built a high rate-of-return oil manufacturing process in the heart of the world-class Midland Basin.”

32. Athlon produces in the Permian Basin approximately 30,000 barrels of oil and natural gas liquids per day.

The Company’s Bright Future and Growth Potential

33. Athlon’s business focuses on the Permian Basin, which the Energy Information Administration has stated surpassed the Gulf of Mexico in 2013 to become the biggest oil-producing region in the United States. Crude production in the Permian Basin has increased 60% since 2007, and produced 1.35 million barrels a day in 2013.

34. Athlon owns approximately 140,000 net acres in the Permian Basin. The Permian Basin is considered “high-quality” due to its low geological risk, the fact that it is in the early days of horizontal drilling and multi-well pad development, and its close proximity to market and competitive infrastructure.

35. In August 2014, Athlon announced that it had acquired additional high-quality properties for $382 million adjacent to existing operating areas primarily in Midland and Martin counties. Athlon stated that it does not intend to begin horizontal development on these properties until 2015. The Company stated that these acquisitions are expected to immediately grow cash flow per share and earnings per share.

36. In the August press release, Reeves stated the importance of the acquisition to the growth of Athlon. In relevant part Reeves stated:

I am proud of the team for adding core acreage to previous deals that allow for longer laterals and the potential for pad drilling down the road which will further enhance our rate of return on the acquisitions. It is a luxury for a company our size to have such a deep inventory of high quality projects that continue to get better each quarter. . . . Contiguous acreage, multi-stack pay intervals, and the ability to control operations in the world-class northern Midland Basin will continue to be our core strategy for success at Athlon.

37. Athlon has demonstrated that its past investments and strategies have worked and is beginning to realize considerable growth by all measurable account.

38. In August 2014, prior to the Board agreeing to the Proposed Transaction, the Company issued a press release that announced stellar financial achievements, including:

(i) adjusted EBITDA increased 95% to $97.1 million for the second quarter 2014 as compared to $49.8 million for the second quarter 2013;

(ii) discretionary cash flow increased 105% to $83.5 million for the second quarter 2014 as compared to $40.8 million for the second quarter 2013;

(iii) average daily production volumes for the second quarter 2014 increased 96% to 21.9 thousand barrels of oil equivalent per day (“MBOE/D”) as compared to 11.2 MBOE/D produced in the second quarter 2013, led by oil volumes, which increased 104%;

(iv) direct lease operating expenses (“LOE”) decreased 17% to $6.35 per barrels of oil equivalent (“BOE”) for the second quarter 2014 from $7.63 per BOE for the second quarter 2013; and

(v) total revenues increased 109% to $136.5 million in the second quarter 2014 as compared to $65.2 million in the second quarter 2013.

39. For the second quarter 2014, oil revenues comprised 84% of total revenues.

40. In the August press release, Reeves stated:

It’s nice to see that our outstanding individual horizontal and vertical well results are directly translating to predictable growth in production and cash flows. The first six horizontal wells are outperforming their average type curves by nearly 70%. As we continue to seamlessly integrate our acquisitions into the Company and add additional horizontal rigs through 2015, we expect these top-tier results to continue for many periods to come.

The Proposed Transaction Fails to Maximize Stockholder Value

41. In a press release dated September 29, 2014, the Company announced that it had entered into the Merger Agreement with Encana, pursuant to which Encana, through Merger Sub, will acquire all of the outstanding shares of the Company for $58.50 per share.

42. Given the Company’s recent steady performance, its positioning for growth, and the significant synergies Encana stands to gain from the consummation of its proposed acquisition of Athlon, the Proposed Transaction consideration is inadequate and significantly undervalues the Company.

43. The Proposed Transaction provides a premium of approximately 25% based on the $46.73 closing price of Athlon stock on September 26, 2014.

44. However, as recently as July 29, 2014, the Company’s stock was trading as high as $51.16.

45. Prior to the announcement of the Proposed Transaction, many Wall Street analysts were giving high ratings on Athlon’s stock. Two weeks before the announcement Barclays, gave the stock a buy rating and Bank of America upgraded the stock as well. On August 15, 2014, analysts at Tudor Pickering upgraded Athlon’s stock rating from an “accumulate” to buy.

46. In September 2014, analysts at KLR Group and Deutsche Bank released research notes on Athlon in which it gave a price target of $60.00 per share, which exceeds the Tender Offer price. In August 2014, analysts at Howard Weil raised their price target of Athlon shares to $63.00 per share and listed the Company with a “sector outperform” rating. Analysts at Credit Suisse also upgraded its rating on Athlon from neutral to an “outperform.”

47. Further, the Proposed Transaction fails to take into consideration the substantial annual synergies that Encana stands to gain. The Proposed Transaction is a strategic merger for Encana, which will position Encana as a leader in the oil industry. In Encana’s press release announcing the Proposed Transaction, it stated its strategic rationale and the benefits Athlon will provide, including:

[A]cquisition in core of North America’s largest unconventional oil play; accelerates rebalancing of portfolio by two years; investment opportunities for 10+ years; acquiring premium netback production; lower margin natural gas production being replaced with higher margin oil and NGLs; opportunity to enhance value through application of Encana’s operational and proven resource play hub expertise; immediately accretive to cash flow per share; expected to become free cash flow positive in 2016; [and] effective deployment of cash balance.

48. Doug Suttles (“Suttles”), President and CEO of Encana, recognized the valuable potential synergies in the press release announcing the Proposed Transaction, where he stated in relevant part that:

This transformative acquisition further accelerates our strategy and provides us with a prime position in what is widely acknowledged as one of North America’s top oil plays. . . . The Athlon team has built an exceptional asset with massive running room that includes greater than 10 years of drilling inventory with up to 11 potential productive horizons of high-margin liquids.

49. Suttles went on to note that Encana had studied North American basins and identified the Permian basin due to its massive horizontal, multi-zone development potential. Further, Suttles stated that:

During our strategic review last year, we carefully studied North America’s premier basins and identified the massive horizontal, multi-zone, development potential in the Permian. . . . Our strong balance sheet gave us the ability to act and capture this highly value-accretive opportunity. It is early days in the horizontal development of the Permian play and we see tremendous opportunity to enhance and accelerate value by applying our proven resource play model.

50. As a result of this acquisition, Encana anticipates to reach its 2017 target for operating cash flow from liquids two years ahead of its original schedule.

51. Nevertheless, the Board ignored the significant synergies and benefits Athlon provides to Encana, and failed to secure a fair price for the Company, either for the intrinsic value of its assets or the value of the Company’s assets to Encana.

The Unreasonable Deal Protection Devices

52. In addition, as part of the Merger Agreement, defendants agreed to certain onerous and unreasonable deal protection devices that operate conjunctively to make the Proposed Transaction a fait accompli and potentially preclude competing offers for the Company.

53. Section 7.03 of the Merger Agreement includes a “no solicitation” provision barring the Company from soliciting interest from other potential acquirers in order to procure a price in excess of the amount offered by Encana. Section 7.03(a) requires that the Company terminate any and all prior or ongoing discussions with other potential acquirers and Section 7.03(d) includes a provision whereby the Company agrees to not waive any provision of any confidentiality or standstill agreements.

54. Pursuant to Section 7.03(c) of the Merger Agreement, should an unsolicited bidder submit a competing proposal, the Company must notify Encana of the bidder’s identity and the terms of the bidder’s offer, within 48 hours. Thereafter, Section 7.03(e) demands that should the Board determine to enter into a superior competing proposal, it must grant Encana four business days in which the Company must negotiate in good faith with Encana (if Encana so desires) and allow Encana to amend the terms of the Merger Agreement to make a counter-offer so that the competing acquisition proposal would no longer constitute a superior offer. In other words, the Merger Agreement gives Encana access to any rival bidder’s information and allows Encana a free right to top any superior offer simply by matching it. Accordingly, no rival bidder is likely to emerge and act as a stalking horse, because the Merger Agreement unfairly assures that any “auction” will favor Encana and piggy-back upon the due diligence of the foreclosed second bidder.

55. The Merger Agreement also provides that a termination fee of $207,500,000 must be paid to Encana by Athlon if the Company decides to pursue the competing offer, thereby essentially requiring that the competing bidder agree to pay a naked premium for the right to provide the stockholders with a superior offer.

56. Ultimately, these deal protection provisions unreasonably restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to an unsolicited written bona fide proposal for an alternative acquisition that constitutes, or would reasonably be expected to constitute, a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances.

Conflicts of Interest and the Individual Defendants Fiduciary Duties

57. The Board’s decision to agree to the inadequate consideration as part of Encana’s Tender Offer was a direct result of the conflicts of interests, which plagued the deal from the outset.

58. Apollo and the Individual Defendants collectively control approximately 35.8% of Athlon’s outstanding shares. In addition to Apollo’s approximately 25% control of Athlon’s outstanding shares, it controls three designees on the Board.

59. Accordingly, Encana’s Tender Offer presents the best and quickest opportunity for Apollo and the Individual Defendants to liquidate their Athlon holdings. Upon the consummation of the Proposed Transaction, Apollo and members of the Board stand to receive over $2 billion.

60. Further complicating the sales process and steering the Company to be sold as quickly as possible at the expense of the stockholders, Athlon’s directors and senior management will receive millions of dollars upon the closing of the Proposed Transaction. Upon consummation of the Proposed Transaction, all unvested stock options, performance units, and restricted shares shall become fully vested and exercisable. In addition, the Company’s senior management will receive “change-of-control” payments.

61. Such benefits and conflicts of interest that motivates Apollo, the Individual Defendants, and senior management to sell the Company to Encana are not shared by public stockholders. Thus, the Board has placed its own interest ahead of those interest shared by Athlon’s public stockholders and members of the Class.

62. Accordingly, plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company stockholders will continue to suffer absent judicial intervention.

COUNT I

Breach of Fiduciary Duties

(Against All Individual Defendants)

63. Plaintiff repeats all previous allegations as if set forth in full herein.

64. The Individual Defendants have violated their fiduciary duties owed to the public stockholders of Athlon and have acted to put their personal interests ahead of the interests of Athlon stockholders.

65. The Individual Defendants’ recommendation of the Proposed Transaction will result in a change of control of the Company which imposes heightened judicial scrutiny of the Board’s process and its obligation to maximize Athlon’s value for the benefit of the stockholders.

66. The Individual Defendants have breached their fiduciary duties owed to the stockholders of Athlon because, among other reasons:

(a) they failed to take steps to maximize the value of Athlon to its public stockholders and took steps to avoid competitive bidding; and

(b) they failed to properly value Athlon.

67. As a result of the Individual Defendants’ breaches of their fiduciary duties, plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Athlon’s assets and will be prevented from benefiting from a value-maximizing transaction.

68. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.

69. Plaintiff and the Class have no adequate remedy at law.

COUNT II

Aiding and Abetting the Board’s Breaches of Fiduciary Duties

(Against Athlon, Encana, and Merger Sub)

70. Plaintiff repeats all previous allegations as if set forth in full herein.

71. Defendants Athlon, Encana, and Merger Sub knowingly assisted the Individual Defendants’ breaches of fiduciary duties in connection with the Proposed Transaction, which, without such aid, would not have occurred. In connection with discussions regarding the Proposed Transaction, Athlon provided, and Encana and Merger Sub obtained, sensitive non-public information concerning Athlon and thus had unfair advantages that are enabling it to pursue the Proposed Transaction, which offers unfair and inadequate consideration.

72. As a result, plaintiff and the Class members are being harmed.

73. Plaintiff and the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands judgment against defendants jointly and severally, as follows:

(A) declaring this action to be a class action and certifying plaintiff as the Class representatives and his counsel as Class counsel;

(B) enjoining, preliminarily and permanently, the Proposed Transaction;

(C) in the event that the transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding plaintiff and the Class rescissory damages;

(D) directing that defendants account to plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;

(E) awarding plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of plaintiff’s attorneys and experts; and

(F) granting plaintiff and the other members of the Class such further relief as the Court deems just and proper.

Dated: October 9, 2014		RIGRODSKY & LONG, P.A.

	By:	/s/ Brian D. Long
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347)
Gina M. Serra (#5387)
Jeremy J. Riley (#5791)
2 Righter Parkway, Suite 120
OF COUNSEL:		Wilmington, DE 19803
(302) 295-5310
LEVI & KORSINSKY LLP
Shane T. Rowley		Attorneys for Plaintiff
30 Broad Street, 24th Floor
New York, NY 10004
(212) 363-7500

EFiled: Oct 09 2014 06:25PM EDT Transaction ID 56173347 Case No. 10218-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

)
GARY SHAYNE, individually and on	)
behalf of all others similarly situated,	)
)
Plaintiff,	)
)
v.	)	C.A. No.
)
ATHLON ENERGY, INC., ROBERT	)
C. REEVES, GREGORY A. BEARD,	)
RAKESH WILSON, TED A.	)
GARDNER, WILSON B. HANDLER,	)
MARK A. STEVENS, BART KALSU,	)
ENCANA CORP., ALENCO	)
ACQUISITION COMPANY INC.,	)
)
Defendants.	)

VERIFICATION AND AFFIDAVIT OF GARY SHAYNE

STATE OF Montana	}
} s.s.:
COUNTY OF Yellowstone	}

Gary Shayne, being duly sworn deposes and says that:

1. My name is Gary Shayne. I make this Affidavit and Verification pursuant to Court of Chancery Rules 23(aa) and 3(aa). I currently own and hold shares of Athlon Energy, Inc. and have held such shares at all relevant times. I am a Plaintiff in the above-entitled action, have read the foregoing

Verified Class Action Complaint, and believe it to be true, correct, and the same is true to my own knowledge, except as to the matters therein stated to be alleged upon information and belief, and as to those matters I believe them to be true.

2. I have not received, been promised or offered and will not accept any form of compensation, directly or indirectly, for prosecuting or serving as a representative party in this action except (i) such damages or other relief as the Court may award me as a member of the Class; (ii) such fees, costs or other payments as the Court expressly approves to be paid to me, or (iii) reimbursement, paid by my attorneys, or actual and reasonable out-of-pocket expenditures incurred directly in connection with the prosecution of this action

Gary Shayne

Sworn to before me this

8th day of October, 2014

Notary Public residing in Yellowstone county
My commission expires:
February 27, 2016